Exhibit 99.1

Aesthetic Medical International Holdings Group Limited Reports First Quarter 2021 Unaudited Financial Results

Shenzhen, China, June 24, 2021 (GLOBE NEWSWIRE) -- Aesthetic Medical International Holdings Group Limited (the “Company” or Nasdaq: AIH), a leading provider of aesthetic medical services in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

Dr. Zhou Pengwu, Chairman and CEO of the Company, commented, “The financial results of this quarter are encouraging, thanks to the economic recovery of China from Covid-19 and our dedicated team members who seize every opportunity to help us weather the storm. We are delighted to see a strong rebound in financial and operating results in the first quarter of 2021, with an increase of 131.3% in revenue year-over-year. In a bid to cater to people’s strong pursuit of beauty, we are committed to further expanding our non-surgical aesthetic medical services across different regions in China. We hope our services can be inclusive to anyone, at any age, with any beauty preferences. With our professional and comprehensive services, everyone can achieve the ideal form they desire.”

Dr. Zhou continued, “In May, we have entered into a definitive share subscription agreement with Lafang China Co., Ltd., a company engaged in the production and sale of personal care products. We believe this agreement will benefit our future growth, and we will cherish the abundant resources provided by this opportunity and further upgrade our products and services. Although the world is still shrouded under haze brought by the pandemic, we pledge to strive our best and continue providing more quality services to our customers and garner fruitful returns to our shareholders.”

First Quarter 2021 Unaudited Financial Highlights

●	Total revenue was RMB210.5 million (US$32.1 million), representing an increase of 131.3% from RMB91.0 million in the first quarter of 2020.
●	Gross profit was RMB122.1 million (US$18.6 million), representing an increase of 249.9% from RMB34.9 million in the first quarter of 2020.
●	Gross margin was 58.0%, representing an increase of 19.7 percentage points from 38.3% in the first quarter of 2020.
●	Loss for the period was RMB20.3 million (US$3.1 million), compared with a loss of RMB83.1 million in the first quarter of 2020.
●	EBITDA[1] for the period was RMB8.2 million (US$1.2 million), compared with a loss of RMB70.6 million in the first quarter of 2020.
●	Adjusted loss[1] for the period was RMB8.0 million (US$1.2 million), compared with adjusted loss of RMB58.2 million in the first quarter of 2020.
●	Adjusted EBITDA[1] for the period was a profit of RMB20.5 million (US$3.1 million), compared with a loss of RMB45.7 million in the first quarter of 2020.
●	Basic loss per share was RMB0.28 (US$0.04), compared with basic loss per share of RMB1.22 in the first quarter of 2020. Diluted loss per share was RMB0.28 (US$0.04), compared with diluted loss per share of RMB1.22 in the first quarter of 2020.

1 EBITDA, Adjusted EBITDA and Adjusted loss are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

First Quarter 2021 Operational Highlights

	For the Three Months Ended March 31,
	2020		2021		% Change
	Number	% of Total	Number	% of Total	Number
New Customers	14,382	39.3%	23,557	38.2%	63.8%
Repeat Customers	22,211	60.7%	38,166	61.8%	71.8%
Total Active Customers	36,593	100.0%	61,723	100%	68.7%

●	Repeat customers accounted for 61.8% of active customer base.
●	The total number of active customers was 61,723, representing an increase of 68.7% from 36,593 in the first quarter of 2020.

First Quarter 2021 Unaudited Financial Results

	For the Three Months Ended March 31,
(RMB millions, except per share data and percentages)	2021	2020	% Change
Revenue	210.5	91.0	131.3%
Non-surgical aesthetic medical services	109.0	47.7	128.5%
Minimally invasive aesthetic treatments	51.8	26.1	98.5%
Energy-based treatments	57.2	21.6	164.8%
Surgical aesthetic medical services	86.8	39.8	118.1%
General healthcare services and other aesthetic medical services	14.7	3.5	320.0%
Gross profit	122.1	34.9	249.9%
Gross margin	58.0%	38.3%	19.7	pp*
Loss for the period	(20.3)	(83.1)	75.6%
Loss margin	(9.6)%	(91.3)%	81.7	pp*
EBITDA**	8.2	(70.6)	111.6%
Adjusted EBITDA**	20.5	(45.7)	144.9%
Adjusted EBITDA margin	9.7%	(50.2)%	59.9	pp*
Adjusted loss**	(8.0)	(58.2)	86.3%
Adjusted loss margin	(3.8)%	(64.0)%	60.2	pp*
Basic loss per share	(0.28)	(1.22)	77.0%
Diluted loss per share	(0.28)	(1.22)	77.0%

Notes:

* pp represents percentage points

**Refer to below “Non-IFRS Financial Measures”

Revenues

Total revenue was RMB210.5 million (US$32.1 million), representing an increase of 131.3% from RMB91.0 million in the first quarter of 2020, primarily due to an increase of 98.2% in the number of treatments resulted from raising customer demands, as China gradually recovers from the aftermath of Covid-19 pandemic.

Revenue from non-surgical aesthetic medical services was RMB109.0 million (US$16.6 million), representing an increase of 128.5% from RMB47.7 million in the first quarter of 2020.

Revenue from minimally invasive aesthetic treatments was RMB51.8 million (US$7.9 million), representing an increase of 98.5% from RMB26.1 million in the first quarter of 2020.

Revenue from energy-based treatments was RMB57.2 million (US$8.7 million), representing an increase of 164.8% from RMB21.6 million in the first quarter of 2020.

Revenue from surgical aesthetic medical services was RMB86.8 million (US$13.2 million), representing an increase of 118.1% from RMB39.8 million in the first quarter of 2020.

Revenue from general healthcare services and other aesthetic medical services was RMB14.7 million (US$2.2 million), representing an increase of 320.0% from RMB3.5 million in the first quarter of 2020.

Cost of sales and services rendered

Cost of sales and services rendered was RMB88.4 million (US$13.5 million), representing an increase of 57.5% from RMB56.1 million in the first quarter of 2020, primarily due to increases in the number of treatments performed.

Gross profit

Gross profit was RMB122.1 million (US$18.6 million), representing an increase of 249.9% from RMB34.9 million in the first quarter of 2020, primarily as a result of significant growth in total revenue. Gross profit margin was 58.0%, representing an increase of 19.7 percentage points from 38.3% in the first quarter of 2020. As a portion of our cost of sales are fixed costs, which remained relatively stable during the first quarter of 2021, together with an increase of 39.1% year-over-year in selling price for our surgical aesthetic medical services for the first quarter of 2021, cost of sales and services rendered grew at a slower rate than our revenues in the first quarter of 2021.

Gross profit of non-surgical aesthetic medical services was RMB51.1 million (US$7.8 million), representing an increase of 198.8% from RMB17.1 million in the first quarter of 2020. Gross profit margin was 46.9%, compared with 35.8% in the first quarter of 2020.

Gross profit of minimally invasive aesthetic treatments was RMB30.1 million (US$4.6 million), representing an increase of 176.1% from RMB10.9 million in the first quarter of 2020. Gross profit margin was 58.1%, compared with 41.8% in the first quarter of 2020.

Gross profit of energy-based treatments was RMB21.0 million (US$3.2 million), representing an increase of 238.7% from RMB6.2 million in the first quarter of 2020. Gross profit margin was 36.7%, compared with 28.7% in the first quarter of 2020.

Gross profit of surgical aesthetic medical services was RMB61.4 million (US$9.4 million), representing an increase of 246.9% from RMB17.7 million in the first quarter of 2020. Gross profit margin was 70.7%, compared with 44.5% in the first quarter of 2020.

Gross profit of general healthcare services and other aesthetic medical services grew significantly, from RMB0.1 million in the first quarter of 2020 to RMB9.6 million (US$1.5 million) in the first quarter of 2021. Gross profit margin was 65.3%, compared with 2.9% in the first quarter of 2020.

Selling expenses

Selling expenses were RMB94.0 million (US$14.3 million), representing 44.6% of the Company’s total revenue of the same period, compared to selling expenses of RMB78.1 million in the first quarter of 2020, which represented 85.8% of the Company’s total revenue of the same period. Selling expenses increased on a year-over-year basis, primarily because the Company launched more marketing initiatives after it gradually resumed operations in the first quarter of 2021. Consistent with previous marketing strategies, the Company enhanced its marketing efforts before the Chinese New Year, and incurred higher advertising and marketing expenses in March 2021 to attract customers and boost sales.

General and administrative expenses

General and administrative expenses were RMB42.1 million (US$6.4 million), representing a decrease of 17.3% from RMB50.9 million in the first quarter of 2020, primarily due to a decrease of RMB10.5 million in share-based compensation expense, compared with share-based compensation expense of RMB21.6 million in the first quarter of 2020.

Loss for the period

As a result of the foregoing, the Company recorded a loss for the first quarter of 2021 of RMB20.3million (US$3.1 million), compared with a loss of RMB83.1 million in the first quarter of 2020. Basic loss per share was RMB0.28 (US$0.04), compared with basic loss per share of RMB1.22 in the first quarter of 2020. Diluted loss per share was RMB0.28 (US$0.04), compared with diluted loss per share of RMB1.22 in the first quarter of 2020.

Certain Non-IFRS items

EBITDA for the first quarter of 2021 was RMB8.2 million (US$1.2 million), compared with a loss of RMB70.6 million in the first quarter of 2020.

Adjusted loss for the first quarter of 2021 was RMB8.0 million (US$1.2 million), compared with adjusted loss of RMB58.2 million in the first quarter of 2020.

Adjusted EBITDA for the first quarter of 2021 was a profit of RMB20.5 million (US$3.1 million), compared with a loss of RMB45.7 million in the first quarter of 2020.

EBITDA, Adjusted EBITDA and Adjusted loss are not prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board, or IFRS. For more information regarding non-IFRS financials, please refer to “Non-IFRS Financial Measures” and “Reconciliations of IFRS and Non-IFRS Results” appearing elsewhere in this press release.

First Quarter 2021 Operational Results

Repeat customer ratio

Repeat customers, defined as active customers who had previously received at least one treatment from the Company, accounted for 61.8% of the Company’s active customer base in the first quarter of 2021.

Number of treatments

The Company conducted a total of 132,676 treatments, including 22,825 surgical treatments and 109,851 non-surgical treatments, in the first quarter of 2021, representing an increase of 98.2%, 57.0% and 109.6%, respectively, from 66,946 total treatments, 14,541 surgical treatments and 52,405 non-surgical treatments in the first quarter of 2020.

Certain balance sheet item

Cash and cash equivalents amounted to RMB15.5 million (US$2.4 million) as of March 31, 2021, compared to RMB44.4 million as of December 31, 2020.

Certain cash flow items

Net cash generated from operating activities was RMB43.4 million (US$6.6 million), compared with an outflow of RMB19.0 million for the first quarter of 2020.

Net cash used in investing activities was RMB11.8 million (US$1.8 million), compared with RMB26.7 million for the first quarter of 2020.

Net cash used in financing activities was RMB60.3 million (US$9.2 million), compared with RMB8.5 million for the first quarter of 2020.

Liquidity and capital resources

As at March 31, 2021, the Company had net current liabilities of RMB134.0 million which included current borrowings of RMB109.1 million. In addition, the Company had incurred a net loss of RMB20.3 million for the first quarter ended March 31, 2021.

Management has prepared a cash flow projection covering a period of 12 months from the issuance date of this press release. The cash flow projection has taken into account the anticipated cash flows to be generated from the Company’s future operations, including considerations of reasonably possible changes in its operating performance, and available financing during the period under projection, including an equity financing from a share subscription agreement entered in May 2021 to raise US$15.1 million (equivalent to approximately RMB98.9 million) and additional bank loans.

Based on the above, the directors of the Company concluded that the Company has sufficient financial resources to meet its financial obligations as and when they fall due and continue its operation in the coming 12 months after the issuance date of this press release.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB6.5518 to US$1.00, which was the U.S. dollars middle rate announced by the Board of Governors of the Federal Reserve System of the United States on March 31, 2021.

Non-IFRS Financial Measures

EBITDA represents our loss before income tax, adjusted to exclude finance costs and amortization and depreciation. Adjusted EBITDA represents EBITDA, adjusted to exclude fair value loss of convertible note, fair value gain of contingent consideration payable, share-based compensation expense and professional fees.

Adjusted loss represents loss for the period, adjusted to exclude fair value loss of convertible note, fair value gain of contingent consideration payable, share-based compensation expense and professional fees.

EBITDA, adjusted EBITDA and adjusted loss are non-IFRS financial measures. You should not consider EBITDA, adjusted EBITDA and adjusted loss as a substitute for or superior to net income prepared in accordance with IFRS. Furthermore, because non-IFRS measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. You are encouraged to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company presents EBITDA, adjusted EBITDA and adjusted loss as supplemental performance measures because it believes that such measures provide useful information to the investors in understanding and evaluating the Company’s results of operations, and facilitate operating performance comparisons from period to period and company to company.

Recent Developments

On February 9, 2021, the Company and Forbes China have jointly released the Chinese Aesthetic Treatment Industry White Paper 2020, the first white paper on the aesthetic treatment industry in China.

On May16, 2021, the Company has entered into a definitive share subscription agreement with Lafang China Co., Ltd (“Lafang”) to raise US$15.1 million (equivalent to approximately RMB98.9 million) through a private placement sale of 5,329,410 ordinary shares of the Company to Lafang at a sale price of US$8.50 every three ordinary shares (equivalent to US$8.50 per American Depositary Share of the Company). The private placement is subject to customary closing conditions and is expected to close within four months from the execution of the agreement. The Company intends to utilize the proceeds from this private placement to fund its business development and working capital.

Business Outlook

The Company has gradually resumed its business operations following the ease of quarantine measures in many regions of China. In light of the promising financial and operating results in the first quarter of 2021, and the recovery of China’s economic condition and people’s social interactions from the impact of Covid-19, the Company expects that the demand of its services and its revenue will continue to increase in the second quarter of 2021. The Company also reaffirms its development plan of establishing more satellite and community hospitals in tier 3 and 4 cities in China in order to serve more customers across China.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates based on the information available at the time, which are subject to changes. As there are still uncertainty related to the resurgence of Covid-19 in certain regions of China, the Company will closely monitor and evaluate the development of the pandemic, and the resulting financial impacts on the Company.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time (8:00 pm Beijing Time) on June 24, 2021. Dial-in details for the conference call are as follows:

Date:	June 24, 2021
Time:	8:00 AM Eastern Time
United States Toll Free:	+1-844-760-0770
Canada Toll Free:	+1-844-422-4903
Mainland China Toll Free:	+86-4008-206895
Hong Kong Toll Free:	+852-800-906613
International:	+65-6713-5330
Conference ID	9391488

Please dial in at least 15 minutes before the commencement of the call to ensure timely participation.

An audio replay of the conference call will be available two hours after the conclusion of the call until July 2, 2021.

Dial-in numbers for the reply are as follows:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Replay Access Code:	9391488

A live and archived webcast of the call will also be available on the Company's investor relations website at https://ir.aihgroup.net/.

About Aesthetic Medical International Holdings Group Limited

AIH, known as “Peng’ai” in China, is a leading provider of aesthetic medical services in China. AIH operates through treatment centers that spread across major cities in mainland China, and also has presence in Hong Kong and Singapore. Leveraging over 20 years of clinical experience, AIH provides one-stop aesthetic service offerings, including surgical aesthetic treatments, non-surgical aesthetic treatments, and general medical services and other aesthetic services. According to certain third-party industry consultant, AIH was the third-largest private aesthetic medical services provider in China in terms of revenue in 2018. For more information regarding the Company, please visit: http://ir.aihgroup.net/.

Safe Harbor Statement

This press release contains “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties and others that relate to the Company’s business and financial condition are detailed from time to time in the Company’s SEC filings, and could cause the actual results to differ materially from those contained in any forward-looking statement. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements, except as required under applicable law.

Investor Relations Contacts

For investor and media inquiries, please contact:

Aesthetic Medical International Holdings Group Limited

Email: ir@pengai.com.cn

DLK Advisory Limited

Tel: +852 2857 7101

Email: ir@dlkadvisory.com

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	31 December	31 March	31 March
	2020	2021	2021
	RMB’000	RMB’000	US$’000
		(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	531,941	544,124	83,050
Intangible assets	208,429	217,722	33,230
Investments accounted for using the equity method	8,330	8,291	1,266
Prepayments and deposits	51,850	36,218	5,528
Deferred income tax assets	31,372	27,390	4,180
	831,922	833,745	127,254
Current assets
Inventories	33,336	33,737	5,149
Trade receivables	14,324	12,945	1,975
Other receivables, deposits and prepayments	98,715	74,645	11,394
Amounts due from related parties	6,693	6,724	1,026
Restricted cash	8,712	8,969	1,369
Cash and cash equivalents	44,384	15,473	2,362
	206,164	152,493	23,275
Total assets	1,038,086	986,238	150,529
EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	469	469	72
Treasury shares	(2,023)	(2,023)	(309)
Accumulated losses	(477,905)	(496,298)	(75,750)
Other reserves	870,355	881,496	134,542
	390,896	383,644	58,555
Non-controlling interests	34,840	33,134	5,057
Total equity	425,736	416,778	63,612

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	31 December	31 March	31 March
	2020	2021	2021
	RMB’000	RMB’000	US$’000
		(Unaudited)	(Unaudited)
LIABILITIES
Non-current liabilities
Borrowings	75,931	54,735	8,354
Lease liabilities	178,983	171,233	26,135
Convertible note	34,190	35,496	5,418
Deferred income tax liabilities	13,377	13,287	2,028
Contingent consideration payable	8,181	8,181	1,249
	310,662	282,932	43,184

Current liabilities
Trade payables	33,654	41,354	6,312
Accruals, other payables and provisions	68,783	72,221	11,024
Contingent consideration and consideration payable	4,512	2,989	456
Amounts due to related parties	1,224	3,200	488
Contract liabilities	8,639	8,070	1,232
Borrowings	135,814	109,081	16,649
Lease liabilities	35,868	37,656	5,747
Current income tax liabilities	13,194	11,957	1,825
	301,688	286,528	43,733
Total liabilities	612,350	569,460	86,917
Total equity and liabilities	1,038,086	986,238	150,529

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	31 March	31 March	31 March
	2020	2021	2021
	RMB’000	RMB’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	90,954	210,509	32,130
Cost of sales and services rendered	(56,098)	(88,373)	(13,488)
Gross profit	34,856	122,136	18,642
Selling expenses	(78,057)	(93,974)	(14,343)
General and administrative expenses	(50,893)	(42,082)	(6,424)
Finance costs, net	(5,124)	(5,586)	(853)
Other gains, net	1,197	178	28
Fair value loss of convertible note	-	(1,070)	(163)
Fair value gain of contingent consideration payable	-	1,523	232
Share of losses of investments accounted for using the equity method	(381)	(39)	(6)
Loss before income tax	(98,402)	(18,914)	(2,887)
Income tax credit	15,287	(1,348)	(206)
Loss for the period	(83,115)	(20,262)	(3,093)

Items that may be subsequently reclassified to profit or loss
Currency translation differences	615	(433)	(66)
Total other comprehensive income/(loss) for the period, net of tax	615	(433)	(66)
Total comprehensive loss for the period	(82,500)	(20,695)	(3,159)

Loss attributable to:
Owners of the Company	(79,100)	(18,393)	(2,808)
Non-controlling interests	(4,015)	(1,869)	(285)
Loss for the period	(83,115)	(20,262)	(3,093)

Loss per share for loss attributable to owners of the company (in RMB per share)
—Basic	(1.22)	(0.28)	(0.04)
—Diluted	(1.22)	(0.28)	(0.04)

Total comprehensive loss attributable to:
Owners of the Company	(78,485)	(18,826)	(2,874)
Non-controlling interests	(4,015)	(1,869)	(285)
Total comprehensive loss for the period	(82,500)	(20,695)	(3,159)

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

RECONCILIATIONS OF IFRS AND NON-IFRS RESULTS

EBITDA and Adjusted EBITDA

	For the Three Months Ended March 31,
	2020	2021	2021
	RMB’000	RMB’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Loss before income tax for the period	(98,402)	(18,914)	(2,887)
Adjustments
+ Finance costs	5,224	5,685	868
+ Amortization and depreciation	22,614	21,411	3,268
EBITDA	(70,564)	8,182	1,249

+ Share-based compensation expense	21,558	11,050	1,687
+ Professional fees	3,325	1,692	258
+ Fair value loss of convertible note	-	1,070	163
- Fair value gain of contingent consideration payable	-	(1,523)	(232)
Adjusted EBITDA	(45,681)	20,471	3,125

Adjusted Loss	For the Three Months Ended March 31,
	2020	2021	2021
	RMB’000	RMB’000	US$’000
	(Unaudited)	(Unaudited)	(Unaudited)
Loss for the period	(83,115)	(20,262)	(3,093)
Adjustments
+ Share-based compensation expense	21,558	11,050	1,687
+ Professional fees	3,325	1,692	258
+ Fair value loss of convertible note	-	1,070	163
- Fair value gain of contingent consideration payable	-	(1,523)	(232)
Adjusted Loss	(58,232)	(7,973)	(1,217)